ORGANIGRAM GLOBAL

FISCAL 2025

Organigram Global Inc.
Consolidated Financial Statements

For the year ended September 30, 2025 and 2024

December 11, 2025

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of Organigram Global Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Peter Amirault’	(signed) ‘Greg Guyatt’
Executive Chair	Chief Financial Officer
Toronto, Ontario	Toronto, Ontario

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    1

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Organigram Global Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Organigram Global Inc. (the "Company") as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended September 30, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated December 16, 2025, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PKF O'CONNOR DAVIES LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    2

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Measurement of the Fair Value of Biological Assets

We identified the assessment of the significant assumptions used to estimate the fair value less cost to sell of biological assets as a critical audit matter as a high degree of auditor judgement is required to evaluate the significant assumptions. The significant assumptions used to determine the fair value less cost to sell of biological assets are the expected average yield per plant and the average selling price per gram.

The primary procedures we performed to address this critical audit matter included:

- Tested the following estimates used to determine the Fair Value Less Costs to Sell ("FVLCS") of the biological assets:
    - Average Selling Price ("ASP") Per Gram: We tested the accuracy of the sales report used in the Company's model to calculate the ASP by reconciling the report totals to the trial balance and tracing a sample of transactions back to the revenue sub-ledger & sales invoice. In addition, we performed variability testing of the ASP by comparing actual sales prices from before and after year-end to the ASP at year-end.
    - Expected Average Yield per Plant: We tested the accuracy of the harvest reports used to determine the average yields for each strain by comparing the averages to historical actual yields and verified the accuracy of the data by selecting a sample of the historical yields and comparing to quality assurance records. We further verified the number and ages of the plants through observation procedures.
    - Wastage Rates: We tested the wastage rate calculation by performing various analytics and comparing the historical kill rates to quality assurance records.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    3

Assessment of Measurement of the Fair Value of Biological Assets(continued)

  - Costs to Sell: We tested the various costs to sell (post-harvest, drying, packaging) by performing analytics, vouching invoices, and reconciling the underlying data to sub-ledgers.

- We tested the accuracy of the unrealized gain on changes in fair value of biological assets by performing a rollforward analysis and testing the underlying data through the various tests mentioned above.
- Assessed the appropriateness of disclosures in the consolidated financial statements.

Fair value measurement of the Greentank Technologies Corp., Phylos Bioscience Inc., Open Book Extracts, Sanity Group GmbH, and British American Tobacco P.L.C. financial instruments

As discussed in Notes 3xx, 11, and 12 to the consolidated financial statements, the Company has other financial assets and preferred shares and warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued that are considered derivative liabilities and therefore measured at fair value through profit or loss at each reporting period. As of September 30, 2025, there were financial instruments that were recorded as other financial assets of $49.5 million, preferred shares of $68.7 million, current derivative liabilities of $28.8 million, and noncurrent derivative liabilities of $5.5 million with a fair value loss of $27.5 million recognized in the change in fair value of derivative liabilities, preferred shares and other financial assets, in the year ended September 30, 2025.

We identified the assessment of the fair value measurement of the financial instruments as a critical audit matter. There was a high degree of subjective auditor judgment in the evaluation of the key assumptions that were not directly observable, when determining the fair value of the financial instruments. The key assumptions included discount rates, volatility, credit spreads, the probability of each scenario, time to liquidity event, company's prevailing capital structure. Additionally, the audit effort associated with the evaluation of the discount rate, volatility of underlying portfolio companies, tranche specific volatilities of the specific equity classes, credit spreads, time to liquidity event and probability of each scenario required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

- Involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's key assumptions. The evaluation was achieved by applying the below procedures as applicable to the various financial instruments:
  - Equity Allocation: Assessed whether key inputs and assumptions such as stock price, volatility, risk free rate, credit spreads, liquidation preferences, conversion features, seniority and option rights were appropriately incorporated into management's fair value allocation models, including the option-pricing models and lattice methodologies used to distribute equity value across classes.
  - Volatility Analysis: Assessed the volatility of portfolio companies (Greentank, OBX, Sanity Group, Phylos, BAT) using Guideline Public Companies from a third-party database and evaluated tranche-specific volatilities based on comparable market data and specialized models.
  - Credit Spreads: Determined appropriate credit spreads using reputable data sources.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    4

Fair value measurement of the Greentank Technologies Corp., Phylos Bioscience Inc., Open Book Extracts, Sanity Group GmbH, and British American Tobacco P.L.C. financial instruments (continued)

  - Discount for Lack of Marketability ("DLOM"): Evaluated DLOM using third-party evidence and conducted sensitivity analyses on assumptions based on Asian Put Option models and Black-Scholes calculations.
  - Market Inputs Validation: Corroborated key valuation model inputs, including volatility, risk-free rates, credit spreads, discount rates, and stock prices, to ensure consistency with market data.
  - Sensitivity Analysis: Performed scenario-based sensitivity analyses to test the robustness of Fair Value conclusions and the DLOM under varying assumptions such as the risk-free rate, volatility, and years to maturity.
- Assessed the appropriateness of disclosures in the consolidated financial statements.

Fair value measurement of intangible assets and goodwill related to material acquisitions

As discussed in Notes 3xix, 3xx, 10, and 26 to the consolidated financial statements, the Company has material acquisitions of subsidiaries. The Company performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. During the year ended September 30, 2025, the Company had material acquisitions, resulting in the Company recognizing goodwill of $52,524.

We identified the assessment of the fair value measurement of intangible assets and goodwill related to material acquisitions as a critical audit matter. There was a high degree of subjective auditor judgment in the evaluation of the key assumptions that were not directly observable, when determining the fair value of the intangible assets and goodwill. The key assumptions included discount rates, volatility, credit spreads, net working capital assumptions, royalty rate, long-term growth rate, useful life, and the company's prevailing capital structure. Additionally, the audit effort associated with the evaluation of the discount rate, volatility of underlying portfolio companies, tranche specific volatilities of the specific equity classes, credit spreads, net working capital assumptions, royalty rate, long-term growth rate, useful life, and the company's prevailing capital structure required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

- Involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's key assumptions. The evaluation was achieved by applying the below procedures as applicable to the fair value measurement of goodwill and intangibles related to material acquisitions:
  - Assessed the fair value allocations and related computations prepared by a third-party valuation firm retained by management

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    5

Fair value measurement of intangible assets and goodwill related to material acquisitions(continued)

- Our procedures included (i) reading the purchase agreement; (ii) Tracing back the consideration to supporting documentation or payment; (ii) testing management's process for estimating the fair values of the intangible assets acquired and where applicable, contingent considerations; and (iii) Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations. Our process also included evaluating the appropriateness of the valuation method, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the rate of future revenue growth and profitability of the acquired business and the discount rate.

- Assessed the appropriateness of disclosures in the consolidated financial statements.

/s/ PKF O'Connor Davies, LLP

We have served as the Company's auditor since June 28, 2024.

New York, New York

December 16, 2025

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    6

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
of Organigram Global Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Organigram Global Inc.'s (the "Company") internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control–Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

- Management review controls designed to ensure the completeness and accuracy of complex spreadsheets used in the biological assets and inventory valuation processes, as well as user access rights and related controls over the inventory management application, were not designed or operating effectively.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the September 30, 2025 consolidated financial statements, and this report does not affect our report dated December 16, 2025, on those consolidated financial statements.

The Company acquired Motif Labs Ltd., Collective Project Limited and Collective Project Limited USA (the "Acquired Entities") during the year ended September 30, 2025, and management excluded the Acquired Entities from its assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2025. The Acquired Entities' internal control over financial reporting was associated with approximately 17% of total assets and 31% of net revenues included in the consolidated financial statements of the Company as of and for the year ended September 30, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the Acquired Entities.

PKF O'CONNOR DAVIES LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    7

Opinion on Internal Control Over Financial Reporting (continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statement of financial position of the Company as of September 30, 2025, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year ended September 30, 2025 and our report dated December 16, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PKF O'Connor Davies, LLP

New York, New York

December 16, 2025

2

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    8

ORGANIGRAM GLOBAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2025 and September 30, 2024
(Expressed in CDN $000’s except share and per share amounts)

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
ASSETS
Current assets
Cash	$28,200	$106,745
Restricted cash (Note 4)	55,394	25,860
Short-term investments	826	821
Accounts and other receivables (Note 5)	64,859	37,153
Biological assets (Note 6)	17,931	15,173
Inventories (Note 7)	106,023	67,351
Prepaid expenses and deposits	11,664	9,116
	284,897	262,219

Property, plant and equipment (Note 8)	122,977	96,231
Intangible assets (Note 9)	48,511	8,092
Goodwill (Note 10)	52,524	—
Deferred charges and deposits	3,754	591
Other financial assets (Note 11)	49,548	40,727
	$562,211	$407,860

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$89,247	$47,097
Other liabilities (Note 15)	8,080	1,086
Derivative liabilities (Note 12)	28,832	5,139
	126,159	53,322

Derivative liabilities (Note 12)	5,506	14,110
Preferred shares (Note 13 and 14)	68,653	31,070
Other long-term liabilities (Note 15)	12,763	3,369
	213,081	101,871

SHAREHOLDERS' EQUITY
Share capital (Note 14)	919,908	852,891
Equity reserves (Note 14)	37,346	37,129
Accumulated other comprehensive income (loss) (Note 11)	603	(63)
Accumulated deficit	(608,727)	(583,968)
	349,130	305,989
	$562,211	$407,860

On behalf of the Board:
/s/Peter Amirault, Director
/s/Stephen Smith, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    9

ORGANIGRAM GLOBAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the year ended September 30, 2025 and 2024
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
REVENUE
Gross revenue (Note 20)	$403,024	$247,177
Excise taxes	(143,841)	(87,336)
Net revenue	259,183	159,841
Cost of sales (Note 7 and 21)	174,850	111,390
Gross margin before fair value adjustments	84,333	48,451
Realized fair value on inventories sold and other inventory charges (Note 7)	(67,125)	(52,078)
Unrealized gain on changes in fair value of biological assets (Note 6)	73,008	51,151
Gross margin	90,216	47,524

OPERATING EXPENSES
General and administrative (Note 23)	59,499	44,955
Sales and marketing	31,097	19,851
Research and development	10,945	11,200
Share-based compensation (Note 14 (iv))	3,975	6,274
Total operating expenses	105,516	82,280

LOSS FROM OPERATIONS	(15,300)	(34,756)
Investment income, net of financing costs	(1,150)	(3,311)
Acquisition and transaction costs	6,580	915
Share of loss from investments in associates	—	5,284
Loss (gain) on disposal of property, plant and equipment and intangible assets	9	(633)
Change in fair value of contingent consideration (Note 26)	(9,743)	(50)
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 11, 12 and 13)	27,505	7,718
Share issuance costs allocated to derivative liabilities and preferred shares (Note 14)	170	937
Other non-operating income	(142)	(176)
Loss before tax	(38,529)	(45,440)

Income tax recovery (Note 24)
Deferred, net	(13,770)	—

NET LOSS	$(24,759)	$(45,440)

OTHER COMPREHENSIVE INCOME
Change in fair value of investments at fair value through other comprehensive income (Note 11)	666	96

COMPREHENSIVE LOSS	$(24,093)	$(45,344)
Net loss per common share, basic and diluted (Note 14 (v))	$(0.194)	$(0.477)

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    10

ORGANIGRAM GLOBAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended September 30, 2025 and 2024
(Expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
						$—
Balance - October 1, 2023	81,161,630	$776,906	$33,404	$(159)	$(538,528)	$271,623
Unit financing, net of issuance costs (Note 14 (iii))	8,901,000	19,157	—	—	—	19,157
Private placement (Note 14 (iii))	17,322,915	53,365	—	—	—	53,365
Share-based compensation (Note 14 (iv))	—	—	7,182	—	—	7,182
Exercise of stock options (Note 14 (iii))	3,942	11	(5)	—	—	6
Exercise of restricted share units (Note 14 (iii))	1,193,789	3,430	(3,430)	—	—	—
Exercise of performance share units (Note 14 (iii))	2,216	22	(22)	—	—	—
Net loss	—	—	—	—	(45,440)	(45,440)
Other comprehensive loss				96	—	96
Balance - September 30, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989

Balance - October 1, 2024	108,585,492	$852,891	$37,129	$(63)	$(583,968)	$305,989
Shares issued related to business combination, net of issue costs of $71 (Note 14 (iii) and Note 26)	17,233,950	39,050	—	—	—	39,050
Private placement (Note 14 (iii))	7,562,447	23,963	—	—	—	23,963
Share-based compensation (Note 14 (iv))	—	—	4,217	—	—	4,217
Exercise of stock options (Note 14 (iii))	2,500	11	(7)	—	—	4
Exercise of restricted share units (Note 14 (iii))	1,063,473	3,841	(3,841)	—	—	—
Exercise of performance share units (Note 14 (iii))	13,167	152	(152)	—	—	—
Net loss	—	—	—		(24,759)	(24,759)
Other comprehensive loss	—	—	—	666	—	666
Balance - September 30, 2025	134,461,029	$919,908	$37,346	$603	$(608,727)	$349,130

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    11

ORGANIGRAM GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended September 30, 2025 and 2024
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss	$(24,759)	$(45,440)
Items not affecting operating cash:
Share-based compensation (Note 14 (iv))	4,217	7,182
Depreciation and amortization (Note 8 and 9)	17,975	12,079
Loss (gain) on disposal of property, plant and equipment and intangible assets	9	(633)
Realized fair value on inventories sold and other inventory charges (Note 7)	67,125	52,078
Unrealized gain on changes in fair value of biological assets (Note 6)	(73,008)	(51,151)
Investment income, net of financing costs	(1,150)	(3,311)
Share of loss from investments in associates (Note 16)	—	5,284
Change in fair value of contingent consideration (Note 26)	(9,743)	(50)
Bad debts and provision for expected credit losses (Note 5)	274	4,222
Change in fair value of derivative liabilities, preferred shares and other financial assets (Note 11, 12 and 13)	27,505	7,718
Share issuance costs allocated to derivative liabilities and preferred shares (Note 14)	170	937
Unrealized foreign exchange gain	(313)	—
Income tax recovery (Note 24)	(13,770)	—
Cash used in operating activities before working capital changes	(5,468)	(11,085)
Changes in non-cash working capital:
Net change in accounts and other receivables, biological assets, inventories, prepaid expenses and deposits	(15,287)	(12,059)
Net change in accounts payable and accrued liabilities, provisions and other liabilities	13,164	27,016
Net cash (used in) provided by operating activities	(7,591)	3,872

FINANCING ACTIVITIES
Proceeds from unit financing, net of issuance costs (Note 14 (iii))	—	26,018
Private placement, net of share issuance costs (Note 14 (iii))	41,181	82,541
Payment of lease liabilities, net of sublease receipts (Note 15)	(1,792)	(710)
Payment of long-term debt	(60)	(76)
Stock options exercised (Note 14 (iii))	4	6
Net cash provided by financing activities	39,333	107,779

INVESTING ACTIVITIES
Purchase of short-term investments	(800)	(800)
Proceeds from short-term investments	897	—
Investment income	1,601	3,518
Acquisition of subsidiary (Note 26)	(65,620)	—
Other financial assets (Note 11)	(207)	(28,440)
Proceeds on sale of property, plant and equipment	112	257
Purchase of property, plant and equipment (Note 8)	(17,022)	(4,731)
Purchase of intangible assets (Note 9)	(27)	(607)
Net cash used in investing activities	(81,066)	(30,803)

Effect of foreign exchange on cash	$313	$—
(DECREASE) INCREASE IN CASH	$(49,011)	$80,848

CASH AND RESTRICTED CASH
Beginning of period	$132,605	$51,757
End of period	$83,594	$132,605
Less: restricted cash	(55,394)	(25,860)
Cash as presented on the statement of financial position	$28,200	$106,745
The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    12

ORGANIGRAM GLOBAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended September 30, 2025 and 2024
(Expressed in CDN $000’s except share and per share amounts and unless otherwise specified)

1.    NATURE OF OPERATIONS
Organigram Global Inc. (formerly known as "Organigram Holdings Inc.") (the “Company”) is a publicly listed corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1400-145 King Street West, Toronto, Ontario, Canada, M5H 1J8 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

On March 24, 2025, the shareholders of the Company at the annual and special meeting of shareholders approved an amendment to the articles of the Company to change the name of the Company to “Organigram Global Inc”. On March 31, 2025, the Company obtained all regulatory approvals for the change of name of the Company.

The Company’s wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; and (iii) Organigram USA Inc. (formerly known as Collective Project USA Limited) ("OGI USA"), a wholly-owned subsidiary of Organigram Inc. The Company was incorporated under the Business Corporations Act (British Columbia) on July 5, 2010, and continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. OGI USA was incorporated under the General Corporate Law of the State of Delaware on April 12, 2019.

On October 1, 2023, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiaries, The Edibles and Infusions Corporation ("EIC") and Laurentian Organic Inc. ("Laurentian") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

On April 1, 2025, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiary, Motif Labs Ltd. ("Motif") and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. Motif was incorporated under the Business Corporations Act (Ontario) on December 18, 2017.

On October 1, 2025, Organigram Inc. amalgamated with the Company's then wholly-owned subsidiary, Collective Project Limited (“CPL”) and continued as a single corporation under the name "Organigram Inc.", a 100% owned subsidiary of the Company. CPL was incorporated under the CBCA on October 23, 2013.

2.     BASIS OF PREPARATION
i.Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company (the "Board of Directors") on December 11, 2025.

ii.Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for biological assets, share-based compensation, contingent consideration, short-term investments, other financial assets and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the subsidiaries. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in
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which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s subsidiary, OGI USA, for which the functional currency has been determined to be United States dollars.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the consolidated statements of operations and comprehensive loss within other comprehensive (loss) income and are accumulated in accumulated other comprehensive (loss) income.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive (loss) income related to the foreign operation are recognized in the consolidated statements of operations and comprehensive loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive (loss) income related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     MATERIAL ACCOUNTING POLICY INFORMATION
i.Cash
Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions.

ii.Short-term investments
The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost.

iii.Financial assets
Accounts and other receivables are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, financial assets are classified as measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI"). Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income ("OCI"). This election is made on an investment-by-investment basis.

Financial assets not classified as being measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset
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that otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Subsequent to initial measurement, financial assets are measured as follows:
•Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statements of operations and comprehensive loss.
•Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, if any. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statements of operations. Any gain or loss on derecognition is recognized in the consolidated statements of operations and comprehensive loss.
•Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in the consolidated statement of operations. Other net gains and losses are recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in OCI are reclassified to the consolidated statements of operations and comprehensive loss.
•Equity instruments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognized in income in the consolidated statements of operations and comprehensive loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to the consolidated statements of operations and comprehensive loss.

iv.Biological assets
While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of labour, seeds and growing materials, as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Biological assets are measured at their fair value less costs to sell on the consolidated statements of financial position and unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss.

v.Inventories
Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value on the consolidated statements of financial position. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the inventory is sold.

vi.Property, plant and equipment
Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for the asset to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses, if any.

Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied:

Buildings	5-25 years
Growing and processing equipment	2-10 years
Computer equipment	3-5 years
Vehicles	5 years
Furniture and fixtures	10 years
Leasehold improvements	5-20 years
Right-of-use assets	term of lease

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within the consolidated statements of operations and comprehensive loss.
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Construction in process is transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point.

An asset’s residual value, useful life and depreciation method are reviewed each year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly.

vii.Goodwill
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses, if any. The Company monitors goodwill at the group of cash-generating unit (“CGU”) level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs.

Goodwill is tested annually for impairment at year end, or more frequently when there is an indication that goodwill may be impaired. If the recoverable amount, representing the higher of its fair value less cost to sell and its value in use, of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis, but not below the fair value of the assets, for each CGU. Any goodwill impairment loss is recorded in the consolidated statements of operations and comprehensive loss in the period of impairment. Previously recognized impairment losses for goodwill are not reversed in subsequent periods.

During the year ended September 30, 2025, the Company reassessed the identification of its CGUs in accordance with IAS 36. In the prior year, the Company had identified three CGUs: Moncton Campus, Lac-Supérieur, and Winnipeg Campus.

As a result of operational changes implemented in the current year, including the integration of production facilities and supply chain functions, centralization of budgeting and performance monitoring, and the acquisition of Motif and CPL, management determined that cash inflows can no longer be attributed to the three individual CGUs previously identified. The Company now monitors cash inflows at two CGUs: Canadian CGU representing all cannabis-related activities in Canada; and CPL CGU, representing the newly acquired CPL business.

The change in CGU structure did not result in an impairment test on previously recognized goodwill, as all goodwill had been fully impaired in the prior year. Comparative information has not been restated, as impairment testing for the prior year was performed using the CGU structure applicable at that time.

viii.Impairment of non-financial assets
Goodwill and indefinite life intangible assets are tested annually for impairment, or more frequently when there is an indication that goodwill and indefinite life intangible assets may be impaired. Property, plant and equipment and definite life intangible assets are reviewed each reporting period for indicators of impairment. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company monitors goodwill at the group of CGUs level and accordingly for the purpose of impairment testing, goodwill has been allocated to the group of CGUs. There may be an indication of an impairment of an individual CGU within a group of CGUs containing the goodwill. In such circumstances, the Company tests the individual CGU for impairment first, and recognizes any impairment loss for that CGU, before testing for impairment of the group of CGUs to which the goodwill is allocated. If the recoverable amount of the individual CGU is less than its carrying amount, any resulting impairment loss is allocated to the assets within the individual CGU on a pro rata basis using the carrying amount of each asset within the individual CGU. If the recoverable amount of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each individual CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset or lower level CGUs below its recoverable amount determined based on the higher of fair value less costs of disposal and value in use.

Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

ix.Share-based payments
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation cost over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes option pricing model and fair value for restricted share units ("RSUs") and performance share units ("PSUs") is determined using the Company’s share price at the grant date.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative cost recognized is reflected in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and any remaining unamortized costs are recognized immediately in profit or loss.
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For stock options granted to non-employees, the cost is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted.

Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment cost is transferred from equity reserves to share capital.

x.Investments in associates and joint operations
Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest of less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 25).

Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal.

xi.Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Other intangible assets with a definite useful life are amortized over the estimated useful lives which are as follows:

License agreements	1-5 years
Brands	5-15 years
Non-compete agreements	5 years
Customer relationship	5 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization, but are tested for impairment annually. The Company does not have intangible assets not yet in use or indefinite life intangible assets.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other related expenditures that are not eligible to be capitalized are recognized as an expense in the consolidated statements of operations and comprehensive loss as incurred.

xii.Provisions
Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material.

xiii.Loss per share
Basic and diluted loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. When there is net income, diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the year. The dilutive effect of warrants, options, Top-up Rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation.
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xiv.Revenue recognition
Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the goods to the customer. This transfer occurs either at the point of delivery or, in certain cases, when the product is shipped from the Company's facilities.

Gross revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Gross revenue also includes the net consideration to which the Company expects to be entitled. Gross revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, gross revenue is stated net of expected price discounts, allowances for customer returns, and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received, the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company.

xv.Derivative liabilities
Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes.

For more details on derivative liabilities consisting of warrants, Top-up Rights, commitment to issue Preferred Shares (as defined in Note 12) in the future and a secured convertible loan, see Note 12.

xvi.Preferred shares
The Preferred Shares contain embedded derivatives that normally require bifurcation. However, the Company has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the Preferred Shares qualify to be accounted for under such FVTPL method.

xvii.Income taxes
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive loss reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and iii) differences arising on the initial recognition of goodwill.

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xviii.Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented.

xix.Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs.

The Company has an option to apply a "concentration test" that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, at the acquisition date, and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issuance of debt or equity securities. The consideration transferred does not include amounts related to the settlement of any pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

xx.Critical accounting estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsalable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsalable inventories. Refer to Notes 6 and 7 for further information.

2.Useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangible assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions.

3.Share-based payments
In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 for further information.

4.Provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

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5.Impairment of non-financial assets
The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. Refer to Note 8 for further information.

6.     Derivative liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential issuance of Common Shares related to Top-up Rights is classified as a derivative liability and is therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such Top-up Rights at inception, upon each exercise, and at year-end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares. The impact of changes in these key assumptions is described in Note 12.

7.    Recognition and measurement of preferred shares and derivative financial instrument
In determining the initial and subsequent measurement of the Preferred Shares and relative derivative, management has applied significant judgment and estimation in regards to the fair valuation of the Preferred Shares and related derivative liability. Refer to Notes 12 and 19 for further information.

8.    Recognition and measurement of other financial assets
In determining the initial and subsequent recognition and measurement of the other financial assets, management has applied significant judgment and estimates including but not limited to determining the appropriate valuation methodology and key inputs. Refer to Notes 11 and 19 for further information.

9.    Business Combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired brands and customer relationships, included: the royalty rate, forecasted revenues, and forecasted cash flows. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

New and amended accounting standards effective for the current year
Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
In January 2020 and October 2022, the IASB issued amendments to IAS 1 to specify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. These amendments do not have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
On September 22, 2022, the IASB issued amendments to IFRS 16 Leases, to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The Company has not entered into any sale and leaseback transactions in the past and does not anticipate doing so in the future. Therefore, these amendments do not have an impact on the Company's consolidated financial statements.

Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of
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supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have an impact on the Company’s consolidated financial statements.

Accounting standards issued but not yet effective
The new and amended standards and interpretations that are issued, but are not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective.

Amendment to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, and must be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the full potential impact of these amendments on the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of financial statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified "roles" of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows. These include changing the starting point for determining cash flows from operations under the indirect method from "profit or loss" to "operating profit or loss" and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18 and the amendments to the other standards, are effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently evaluating the potential impact of IFRS 18 on the Company’s consolidated financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures and amendment
In May 2024, the IASB issued amendments to IFRS 19, which permits an eligible subsidiary (i.e., a subsidiary without public accountability, whose ultimate or intermediate parent prepares consolidated financial statements under IFRS) to apply reduced disclosure requirements while otherwise applying full IFRS recognition, measurement and presentation requirements.The standard is effective for annual periods beginning on or after January 1, 2027 and may be applied prospectively, with earlier application permitted.

As the Company is not a subsidiary and has public accountability (its shares are publicly traded), it is not eligible to apply IFRS 19 and therefore these amendments are not expected to have any impact on the Company’s consolidated financial statements.

Amendments to IAS 21 - Lack of Exchangeability
In August 2023, the IASB amended IAS 21 to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025 and must be applied prospectively to foreign-currency items entered into after the date of initial application. These amendments are not expected to have a material impact on the Company’s consolidated financial statements.

4.     RESTRICTED CASH
As at September 30, 2025, the Company held restricted cash balances of $55,394 (September 30, 2024 - $25,860). These balances represent proceeds received under the product development collaboration agreement dated March 10, 2021 (the
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    21

"PDC Agreement"), and the subscription agreement dated November 5, 2023, with BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c (together with investments Inc., "BAT"), and are subject to contractual restrictions that limit their use for general corporate purposes. Accordingly, these amounts are presented separately in the consolidated statements of financial position and excluded from cash and cash equivalents in the consolidated statements of cash flows.

As of September 30, 2025, the Company had access to $10 million of previously restricted funds pursuant to a temporary waiver granted by BAT. The waiver permits use of these funds for general purposes through November 8, 2026, after which the original restrictions are reinstated. The Company has classified these funds as unrestricted cash based on the terms and substance of the arrangement.

5.    ACCOUNTS AND OTHER RECEIVABLES
The Company’s accounts receivable include the following balances as at September 30, 2025 and September 30, 2024:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Gross trade receivables	$69,288	$37,851
Less: reserves for product returns and price adjustments	(734)	(501)
Less: expected credit losses	(4,969)	(4,695)
Trade receivables	63,585	32,655
Receivable from related party	701	3,169
Sales taxes receivable	403	14
Current portion of net investment in subleases	12	513
Other receivables	158	802
	$64,859	$37,153

During the year ended September 30, 2025, the Company recognized a provision for expected credit losses of $274 (September 30, 2024 - $4,222), included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. The provision for expected credit losses on receivables is determined as described in Note 19.

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at September 30, 2025 and September 30, 2024 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, September 30, 2023	$6,945	$10,410	$17,355
Unrealized gain on changes in fair value of biological assets	—	51,151	51,151
Production costs capitalized	40,229	—	40,229
Transfer to inventory upon harvest	(41,226)	(52,336)	(93,562)
Balance, September 30, 2024	$5,948	$9,225	$15,173
Unrealized gain on changes in fair value of biological assets	—	73,008	73,008
Production costs capitalized	40,450	—	40,450
Transfer to inventory upon harvest	(40,366)	(70,334)	(110,700)
Balance, September 30, 2025	$6,032	$11,899	$17,931

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as level 3 within the fair value hierarchy (see Note 19), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    22

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2025, it is expected that the Company’s biological assets will yield 35,108 kg (September 30, 2024 – 28,889 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	September 30, 2025		September 30, 2024		SENSITIVITY	September 30, 2025	September 30, 2024
Average selling price per gram (excluding trim)	$1.78		$1.59		Increase or decrease by 10% per gram	$1,756	$1,463
Expected average yield per plant	188	grams	187	grams	Increase or decrease by 10 grams	$946	$781

The expected average yield per plant at September 30, 2025 primarily reflects the average yield of the flower component of the plant.

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at September 30, 2025 and September 30, 2024:

	SEPTEMBER 30, 2025
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$4,794	$2,928	$7,722
Dry cannabis
Available for packaging	14,266	17,265	31,531
Packaged inventory	4,088	2,884	6,972
Flower and trim available for extraction	2,336	1,237	3,573
Concentrated extract	4,711	1,499	6,210
Formulated extracts
Available for packaging	20,267	668	20,935
Packaged inventory	11,414	346	11,760
Packaging and supplies	17,320	—	17,320
	$79,196	$26,827	$106,023

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    23

	SEPTEMBER 30, 2024
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,390	$2,225	$3,615
Dry cannabis
Available for packaging	12,059	10,570	22,629
Packaged inventory	3,297	2,493	5,790
Flower and trim available for extraction	1,354	1,950	3,304
Concentrated extract	7,283	3,833	11,116
Formulated extracts
Available for packaging	5,958	2,091	8,049
Packaged inventory	3,119	366	3,485
Packaging and supplies	9,363	—	9,363
	$43,823	$23,528	$67,351

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended September 30, 2025 was $128,821 (September 30, 2024 - $86,546). The amount of inventory provisions and processing and packaging waste for the year ended September 30, 2025 was $9,203 (September 30, 2024 - $11,216), which includes provisions for excess and unsalable inventories of $3,085 (September 30, 2024 - $4,657), adjustments to net realizable value of $1,133 (September 30, 2024 - $826) and processing and packaging waste of $4,985 (September 30, 2024 - $5,733), which is comprised of the production or purchase costs of these inventories. The remaining balance of cost of sales relates to freight and operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the year ended September 30, 2025 was $67,125 (September 30, 2024 - $52,078), including realized fair value on inventories sold of $61,954 (September 30, 2024 - $43,275). Inventory provisions to recognize the realized fair value on waste and to adjust to net realizable value during the year ended September 30, 2025 were $6,304 (September 30, 2024 - $9,629) consisting of $1,133 (September 30, 2024 - $826) recognized in cost of sales and $5,171 (September 30, 2024 - $8,803) recognized in fair value adjustments.

8.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	GROWING & PROCESSING EQUIPMENT	LEASEHOLD IMPROVEMENTS	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, September 30, 2023	$4,705	$160,980	$166,940	$555	$14,419	$4,600	$352,199
Additions	—	1,811	2,253	—	180	1,384	5,628
Disposals	—	—	(241)	—	(1)	(2,225)	(2,467)
Balance, September 30, 2024	$4,705	$162,791	$168,952	$555	$14,598	$3,759	$355,360
Acquisitions through business combinations (Note 26)	—	—	7,596	10,383	1,885	5,744	25,608
Additions	—	1,216	10,441	214	1,299	—	13,170
Disposals	—	—	(679)	—	—	—	(679)
Balance, September 30, 2025	$4,705	$164,007	$186,310	$11,152	$17,782	$9,503	$393,459

Accumulated depreciation and impairment
Balance, September 30, 2023	$(2,721)	$(99,897)	$(136,571)	$(415)	$(11,178)	$(2,236)	$(253,018)
Adjustment	—	(3,420)	4,011	—	—	—	591
Depreciation	—	(2,882)	(5,200)	—	(499)	(359)	(8,940)
Disposals	—	—	176	—	1	2,061	2,238
Balance, September 30, 2024	$(2,721)	$(106,199)	$(137,584)	$(415)	$(11,676)	$(534)	$(259,129)
Depreciation	—	(3,023)	(6,324)	(912)	(592)	(1,060)	(11,911)
Disposals	—	—	558	—	—	—	558
Balance, September 30, 2025	$(2,721)	$(109,222)	$(143,350)	$(1,327)	$(12,268)	$(1,594)	$(270,482)

Carrying amount
September 30, 2024	$1,984	$56,592	$31,368	$140	$2,922	$3,225	$96,231
September 30, 2025	$1,984	$54,785	$42,960	$9,825	$5,514	$7,909	$122,977
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    24

Included in deferred charges and deposits is $3,540 (September 30, 2024 - $471) paid to secure the acquisition of growing and processing equipment. The amounts will be recorded within property, plant and equipment as the equipment is received.

Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Total additions (including right-of-use lease assets)	$38,778	$5,763
Additions related to business combinations	(25,608)	—
Additions related to right-of-use lease assets	—	(1,384)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	3,798	258
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	54	94
Purchase of property, plant and equipment	$17,022	$4,731

9.    INTANGIBLE ASSETS

	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	CUSTOMER RELATIONSHIP	TOTAL
Cost
Balance, September 30, 2023	$12,941	$6,258	$848	$585	$—	$20,632
Additions	607	—	—	—	—	607
Balance, September 30, 2024	$13,548	$6,258	$848	$585	$—	$21,239
Acquisitions through business combinations (Note 26)	—	41,126	130	—	5,200	46,456
Additions	27	—	—	—	—	27
Balance, September 30, 2025	$13,575	$47,384	$978	$585	$5,200	$67,722

Accumulated amortization and impairment
Balance, September 30, 2023	$(5,527)	$(3,340)	$(848)	$(293)	$—	$(10,008)
Amortization	(2,124)	(898)	—	(117)	—	(3,139)
Balance, September 30, 2024	$(7,651)	$(4,238)	$(848)	$(410)	$—	$(13,147)
Amortization	(2,124)	(2,962)	(8)	(117)	(853)	(6,064)
Balance, September 30, 2025	$(9,775)	$(7,200)	$(856)	$(527)	$(853)	$(19,211)

Carrying amount
September 30, 2024	$5,897	$2,020	$—	$175	$—	$8,092
September 30, 2025	$3,800	$40,184	$122	$58	$4,347	$48,511

10.    GOODWILL

i.Goodwill
During the year ended September 30, 2025, the Company acquired 100% of the issued and outstanding shares of Motif and CPL. As a result of these acquisitions, the company recognized goodwill of $52,524. Further details regarding the recognition of the assets acquired and liabilities assumed in connection with these acquisitions are provided in Note 26.
The Company performed its annual goodwill impairment test as at September 30, 2025. The recoverable amount of the group of CGUs to which goodwill is allocated was determined based on a value in use calculation using cash flow projections derived from financial budgets approved by senior management covering a four-year period. Management concluded that the recoverable amount exceeded the carrying value by approximately $28,900 as at September 30, 2025. Accordingly, no impairment of goodwill was recognized during the year.

The significant assumptions applied in the determination of the recoverable amount are described below:
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    25

a.Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the Company's expectation about market share assumptions. Although management expects the Company’s market share to further increase, an overall decline of 8.0% in the forecasted cash flows would result in the carrying amount of the group of CGUs exceeding its recoverable amount;
b.Post-tax discount rate: The post-tax discount rate applied to forecasted cash flow was 16.8%, which was reflective of the group of CGUs weighted average cost of capital ("WACC"). An increase in the post-tax discount rate to 18.0% (i.e., 1.9% increase) would result in carrying amount of the group of CGUs exceeding its recoverable amount; and
c.Terminal growth rate: The forecasted cash flows beyond the four-year period are extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. A decline by 1.6% in the terminal growth rate would result in the carrying amount of the group of CGUs exceeding its recoverable amount.

ii.CGU Impairment
In addition to performing its annual goodwill impairment test, the Company assesses at the end of each reporting period whether there are any indicators of impairment for any CGU. This assessment considers both external and internal factors, including overall financial performance, market conditions, changes in the business environment, and entity-specific developments that could indicate a potential impairment. As at September 30, 2025, management did not identify any events or changes in circumstances that would indicate that any CGU was impaired.

11. OTHER FINANCIAL ASSETS
The following table outlines changes in other financial assets. Note 19 provides additional details on the fair value calculation of each investment.

ENTITY	ASSET TYPE	BALANCE, SEPTEMBER 30, 2024	FUNDED DURING THE YEAR	FAIR VALUE CHANGES	BALANCE, SEPTEMBER 30, 2025
Weekend Holdings Corp. ("WHC")	Preferred shares	$5,441	$—	$666	$6,107
Phylos Bioscience Inc. ("Phylos")	Secured convertible loan	$9,285	$—	$3,174	$12,459
Steady State LLC (d/b/a Open Book Extracts) ("OBX")	Convertible loan	$2,881	$207	$374	$3,462
Sanity Group GmbH ("Sanity Group")	Convertible loan	$19,153	$—	$4,399	$23,552
Sanity Group	Common shares	$3,967	$—	$1	$3,968
		$40,727	$207	$8,614	$49,548
i.Weekend Holdings Corp.
On March 30, 2023, the Company entered into a product purchase agreement with Greentank Technologies Corp. ("Greentank"), a leading vaporization technology company, and a subscription agreement with Greentank’s parent company, WHC. The product purchase agreement grants the Company an exclusivity period in Canada for the new technology used in 510 vape cartridges and other formats for cannabis, including the development of a proprietary custom all-in-one device. The period of exclusivity is 18 months following its commercialization. Under the terms of the subscription agreement, the Company subscribed for preferred shares of WHC for an aggregate subscription price of US$4.0 million ($5,504 including transaction costs of $73) representing an approximate 2.6% interest in WHC.

At initial recognition, the investment in WHC is classified as an equity investment and the Company irrevocably elected to measure this investment at fair value through other comprehensive income. As at September 30, 2025, the investment had a fair value of $6,107 (September 30, 2024 – $5,441). During the year ended September 30, 2025, the Company recognized an increase in fair value of $666 (September 30, 2024 – $96) in the consolidated statements of operations and comprehensive loss within other comprehensive income.

ii.Phylos Bioscience Inc.
On May 25, 2023, the Company entered into a secured convertible loan agreement (the "Secured Convertible Loan Agreement") with Phylos, a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon. Under the terms of this agreement, the Company will advance up to US$8 million to Phylos in three tranches structured as a secured convertible loan. The Company advanced Phylos an initial US$3.25 million on the closing date of the first tranche of the secured convertible loan. The secured convertible loan accrues paid-in-kind interest (“PIK”) at a rate of the U.S. Prime Rate + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the secured convertible loan will be on the fifth anniversary of the initial closing date subject to one-year extensions at the Company's discretion and certain other conditions stipulated in the Secured Convertible Loan Agreement. The secured convertible loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances.

In November 2023 and May 2024, Phylos met the first and second milestones, respectively, under the Secured Convertible Loan Agreement and the Company funded the second tranche of US$2.75 million ($3,746) and partial third tranche of
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    26

US$1 million ($1,357). The initial recognition of these tranches was adjusted against the value of the derivative liability that was already recognized as part of the overall transaction at the time of initial recognition of the first tranche of the secured convertible loan. Refer to Note 12 (iii) for further information.

As at September 30, 2025, the secured convertible loan had a total fair value of $12,459 (September 30, 2024 – $9,285). During the year ended September 30, 2025, the Company recognized an increase in fair value of $3,174 (September 30, 2024 – $3,227) in the consolidated statements of operations and comprehensive loss.

iii.Steady State LLC (d/b/a Open Book Extracts)
In March 2024, the Company made its first investment from the Jupiter Pool (as defined in Note 14) and invested US$2 million ($2,717) in OBX in the form of a convertible promissory note. U.S. based OBX specializes in legal cannabinoid ingredient production and serves as a one-stop formulation and finished goods manufacturer, simplifying its clients’ supply chains. This convertible promissory note accrues simple interest at the Bank of England base rate plus 8%, capped to a maximum of 15%. All accrued interest is due and payable in full upon maturity, conversion, or prepayment of the convertible promissory note. Unless converted earlier, the principal amount and all accrued interest will be due and payable on October 16, 2026. Upon maturity of the convertible promissory note, the principal amount and unpaid accrued interest may be converted, at the Company’s option, into shares of OBX. The Company incurred transaction costs of $286 this was recognized as an expense in the consolidated statements of operations and comprehensive loss.

In September 2025, the company advanced an additional loan ("Term Note") of US$0.15 million ($207) to OBX. This Term Note accrues simple interest at the annual rate of eighteen percent (18%), computed on a 365 days per year basis. The principal amount and all accrued interest will be due and payable on September 30, 2026.

As at September 30, 2025, the convertible promissory note had a total fair value of $3,462 (September 30, 2024 – $2,881). During the year ended September 30, 2025, the Company recognized an increase in fair value of $374 (September 30, 2024 – $164) in the consolidated statements of operations and comprehensive loss.

iv.Sanity Group GmbH
In June 2024, the Company entered into an arrangement with Sanity Group, a cannabis company based in Berlin, Germany. As per the arrangement, the Company agreed to acquire a minority stake in Sanity Group by purchasing equity interests from existing Sanity Group founders and shareholders for €2.5 million, and to advance €11.5 million to Sanity Group by way of an unsecured convertible note ("Convertible Note") for a total initial investment of €14 million ($21 million).

On June 27, 2024, the Company advanced a first tranche of the Convertible Note of €11.5 million ($16,900), with an option to advance a further €3 million in the future subject to the satisfaction of certain conditions. This Convertible Note accrues simple interest of 10% per annum and has a fixed term of 36 months from the closing date of first tranche of June 27, 2024, being the maturity date. On the maturity date, unless converted earlier due to certain events, the Company will have three options (i) repay the principal amount and all accrued interest; (ii) extend the maturity date by 12 months; or (iii) convert the note into the most senior class of shares. As at September 30, 2025, the Convertible Note had a total fair value of $23,552 (September 30, 2024 – $19,153). During the year ended September 30, 2025, the Company recognized an increase in fair value of $4,399 (September 30, 2024 – $2,253) in the consolidated statements of operations and comprehensive loss.

On July 4, 2024, the Company completed the purchase of equity interests for €2.5 million ($3,720). As at September 30, 2025, the Company revalued its equity interests in Sanity Group and recognized an increase in fair value of $1 (September 30, 2024 – $247) in the consolidated statements of operations and comprehensive loss. The Company incurred transaction costs of $Nil (September 30, 2024 – $243) and this was recognized as an expense in the consolidated statements of operations and comprehensive loss.

The Company made the aforementioned investments in Sanity Group from the Jupiter Pool.

12.    DERIVATIVE LIABILITIES
The following table outlines changes in derivative liabilities, which are measured at fair value with changes recognized in the statements of operations and comprehensive loss.

	SEPTEMBER 30, 2025		SEPTEMBER 30, 2024
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Top-up Rights	$28,821	$—	$—	$6,338
Secured Convertible Loan Agreement	11	—	368	—
Non-voting Class A preferred shares	—	—	4,771	—
Warrants	—	5,506	—	7,772
	$28,832	$5,506	$5,139	$14,110
i.Warrants
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    27

Unit offering 2024
On April 2, 2024, the Company closed the unit offering (the "Offering") for gross proceeds of $28.8 million. The Company sold 8,901,000 units (each a "Unit") at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share and one-half of one warrant (each, a "Warrant"). Each Warrant is exercisable to acquire one Common Share (each, a "Warrant Share") for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the United States Securities Act of 1933, as amended, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Warrant Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on April 2, 2024, the Company recorded derivative liabilities of $7,798 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $668 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the Offering.

As at September 30, 2025, the Company revalued the remaining derivative liabilities to an estimated fair value of $5,506 (September 30, 2024 - $7,772). The Company recorded a decrease in the estimated fair value change of the derivative liabilities for the year ended September 30, 2025 of $2,266 (September 30, 2024 - $26).

The following inputs were used to estimate the fair value of the Warrants at September 30, 2025 and September 30, 2024:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Risk free interest rate	2.47%	2.70%
Life of Warrants (years)	2.51	3.51
Market price of Common Shares	$2.82	$2.45
Expected future volatility of Common Shares	83.00%	123.00%
Fair value per Warrant	$1.24	$1.75

Unit offering 2020
No warrants were exercised during the year ended September 30, 2025 (September 30, 2024 - Nil warrants). The warrants expired on November 12, 2023 and as at September 30, 2025 there were no warrants outstanding.

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT, the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the Investor Rights Agreement dated March 10, 2021, as amended and restated on January 23, 2024 (the "Amended IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the Amended IRA as hereinafter defined, "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the Amended IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    28

In connection with the closing of the first tranche of the Follow-on BAT Investment (as defined in Note 14), the Company and BAT entered into the Amended IRA that has superseded the earlier investor rights agreement dated March 10, 2021. Refer to Note 14 for further information.

As at September 30, 2025, the Company revalued the Top-up Rights of BAT pursuant to the Amended IRA to an estimated fair value of $28,821 (September 30, 2024 – $6,338). The Company recorded an increase in the estimated fair value of the Top-up Rights for the year ended September 30, 2025 of $22,483 (September 30, 2024 - $6,208).

The following inputs were used to estimate the fair value of the Top-up Rights as at September 30, 2025, and September 30, 2024:

	SEPTEMBER 30, 2025
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price(1)	$1.20 - $45.08	$2.50	$—	$—	$1.20 - $2.23
Risk free interest rate	2.44% - 2.57%	2.50%	2.48%	2.46%	3.10%
Expected future volatility of Common Shares	60.00% - 70.00%	70.00%	70.00%	70.00%	40.00%
Expected life(1)	1.42 - 3.26	2.42	2.10	1.75	0.34
Forfeiture rate	10%	—%	25%	5%	—%

	SEPTEMBER 30, 2024
	STOCK OPTIONS	WARRANTS	PSUs	RSUs	TOP-UP OPTIONS
Average exercise price(1)	$1.20 - $45.08	$2.50	$—	$—	1.20 - 2.23
Risk free interest rate	2.78% - 2.89%	2.79%	2.83%	2.87%	3.10%
Expected future volatility of Common Shares	75.00% - 85.00%	75.00%	75.00%	75.00%	60.00%
Expected life(1)	2.14 - 4.40	0.12	5.92	5.18	1.41
Forfeiture rate	10%	—%	25%	6%	—%

(1)Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv).

iii.    Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into the Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. At initial recognition, the Company recorded a derivative liability of $1,424 based on the estimated fair value of the secured convertible loan.

In November 2023, the Company funded the second tranche of US$2.75 million and a derivative liability of $1,385 was derecognized. Thereafter, in July 2024, the Company also funded US$1 million for the third tranche and a derivative liability of $752 was derecognized. As at September 30, 2025, the Company revalued the commitment to fund remaining third tranche at an estimated fair value of $11 (September 30, 2024 – $368) and recorded a change in fair value of $357 (September 30, 2024 – $762) for the year ended September 30, 2025. The derivative liability is included in the current derivative liabilities on the consolidated statements of financial position.

iv.    Non-voting Class A convertible preferred shares
In relation to the Follow-on BAT Investment, the Company is required to issue non-voting Class A convertible preferred shares ("Preferred Shares"). The Preferred Shares to be issued as part of future tranches represent an obligation for the Company to deliver a variable number of its own Common Shares and hence meet the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. The Company measured the derivative at fair value on initial recognition. The derivative financial instrument is classified as a derivative asset or a derivative liability depending partly on whether the fair value of the Company's Preferred Shares is above or below the $3.2203 subscription price. At initial recognition, the derivative financial instrument was recognized as a derivative financial liability with a fair value of $1,921. Refer to Note 13 and 14 (iii) for further information regarding the Follow-on BAT Investment.

In August 2024, the Company closed the second tranche of the Follow-on BAT Investment and issued 8,463,435 Preferred Shares. The fair value of the derivative liability that was derecognized on closing of the second tranche was $4,339. Subsequently, in February 2025, the Company closed the third and final tranche and issued 5,330,728 Preferred Shares. At the time of closing of the final tranche, the Company derecognized the derivative of $2,165.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    29

As at September 30, 2025, the fair value of the derivative was $nil (September 30, 2024 – $4,771). During the year ended September 30, 2025, the Company recognized a fair value gain of $6,937 (September 30, 2024 – loss of $7,189) in the consolidated statements of operations and comprehensive loss.

13.     PREFERRED SHARES
On August 30, 2024, in relation to the Follow-on BAT Investment, the Company issued 8,463,435 Preferred Shares of the Company. The Preferred Shares are eligible for conversion into Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share is economically equivalent to a Common Share and is convertible into Common Shares without payment of any additional consideration. The initial conversion ratio is one-for-one, and this ratio increases at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in the Company (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. The Preferred Shares are not entitled to vote until they are converted into Common Shares. BAT is required to periodically convert Preferred Shares to the extent that its holding of the Common Shares falls below 30%. Refer to Note 14 (iii) for additional information on the Follow-on BAT Investment.

As the number of Common Shares to be issued upon conversion is not fixed, the Preferred Shares are classified as financial liabilities under IFRS 9 and are measured at FVTPL. Although the conversion feature represents an embedded derivative that would qualify for bifurcation, the Company has elected to measure the entire instrument at FVTPL as permitted by IFRS 9.

On initial recognition, these Preferred Shares were measured at a fair value of $31,594. At the time of closing of the first tranche Follow-on BAT Investment, the Company incurred transaction costs of $1,259 and $410 was recognized as prepaid expenses and deposits for the closing of second tranche. Out of total of $410, $269 was allocated to Preferred Shares and was recognized as an expense in the consolidated statements of operations and comprehensive loss. Refer to Note 14 (iii) for further details.

In February 2025, the Company closed the third and final tranche of the Follow-on BAT Investment and issued an additional 5,330,728 Preferred Shares of the Company. On initial recognition, these Preferred Shares were measured at a fair value of $15,053. The Company had previously incurred transaction costs of $1,259 at the time of the first tranche closing, of which $410 was recognized as prepaid expenses and deposits related to this final tranche. Of this amount, $170 was allocated to Preferred Shares and recognized as an expense in the consolidated statements of operations and comprehensive loss.

As at September 30, 2025, the Preferred Shares had an estimated fair value of $68,653 (September 30, 2024 - $31,070). For the year ended September 30, 2025, the Company recognized a fair value loss of $22,530 (September 30, 2024 - gain of $524) in the consolidated statements of operations and comprehensive loss.

14.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value.

ii.    Issued share capital
As at September 30, 2025, the Company’s issued and outstanding share capital consisted of 134,461,029 (September 30, 2024 – 108,585,492) Common Shares with a carrying value of $919,908 (September 30, 2024 - $852,891).

iii.    Issuances of share capital
The Motif Labs Ltd. acquisition
On December 6, 2024, the Company issued 17,233,950 Common Shares in connection with its acquisition of Motif as described in Note 26 (i). The fair value of the Common Shares on the date of issuance was $2.270 per share. Share issuance costs incurred were $71 related to listing fees and were allocated to the Common Shares recorded in share capital.

Follow-on BAT Investment
In November 2023, the Company entered into a subscription agreement (the "Subscription Agreement") with BAT for a $124.6 million follow-on investment (the "Follow-on BAT Investment"), whereby BAT, acting through its wholly owned subsidiary BT DE Investments Inc., agreed to subscribe for a total of 38,679,525 shares at a price of $3.2203 per share through three tranches, subject to the receipt of shareholder approval, certain regulatory approvals and other conditions.

In January 2024, the Company obtained shareholder and other regulatory approvals and closed the first of three tranches of the Follow-on BAT Investment. Pursuant to the first tranche closing, BAT acquired 12,893,175 Common Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,520. Considering at the time of closing of first tranche, it was estimated that the Company will be issuing the Preferred Shares as part of future tranches, which represented an obligation for the Company to deliver a variable number of its own Common Shares and hence met the definition of an instrument classified as a derivative financial instrument as per IAS 32 Financial Instruments: Presentation. IFRS 9 requires the value of such derivative to be recognized as part of closing of the first tranche and therefore, the carrying amount of the
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    30

Common Shares issued in the first tranche on initial recognition was measured at the gross proceeds of $41,520 received from BAT for the first tranche minus transaction costs of $420 and the fair value of the derivative of $1,921. Refer to Note 12 (iv) for further details.

At the time of closing of the first tranche, the Company incurred total transaction costs of $1,259 in the form of listing fees, regulatory fees, and legal and professional fees. Out of this total cost, $420 was allocated to the Common Shares that were issued on closing of the first tranche of the Follow-on BAT Investment. Of the remaining costs, $19 were allocated to the derivative liability and recognized as an expense in the consolidated statements of operations and comprehensive loss and $820 was recognized as prepaid expenses and deposits related to a future issuance of shares through the second and third tranches.

On August 30, 2024, the Company closed the second of three tranches and issued 4,429,740 Common Shares and 8,463,435 Preferred Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,582. On initial recognition, the Company recognized the total consideration for the second tranche, which consisted of the recognition of gross proceeds of $41,582 and derecognized the derivative financial liability of $4,339 for the second tranche. The carrying amount of the Common Shares issued in the second tranche was measured as the residual of the total consideration for the second tranche and the fair value of the Preferred Shares of $31,594. In addition, transaction costs of $141 in relation to the issuance of the Common Shares were deducted from the carrying amount of the Common Shares and the remaining second tranche transaction costs of $269 were allocated to Preferred Shares and were recognized as an expense in the consolidated statements of operations and comprehensive loss. Refer to Note 12 (iv) for further details.

In February 2025, the Company closed the third and final tranche of the Follow-on BAT Investment and issued 7,562,447 Common Shares and 5,330,728 Preferred Shares of the Company at a price of $3.2203 per share for gross proceeds of $41,520. On initial recognition, the Company recognized the total consideration for this tranche, which consisted of the recognition of gross proceeds of $41,520 and derecognition of the derivative assets of $2,165 for the final tranche. The carrying amount of the Common Shares issued in the final tranche was measured as the residual of the total consideration for the final tranche and the fair value of the Preferred Shares and derivative assets of $15,053 and $2,165, respectively.

At the time of closing of the first tranche Follow-on BAT Investment, the Company incurred transaction costs of $1,259 and $410 was recognized as prepaid expenses and deposits for the closing of this final tranche. Out of total of $410, $170 was allocated to Preferred Shares and was recognized as an expense in the consolidated statements of operations and comprehensive loss, while $240 was deducted from the carrying amount of the Common Shares.

In addition to the above transaction costs, the Company incurred $99 directly related to issuance of Common shares, which was also deducted from the carrying amount of the Common Shares.

Pursuant to the Subscription Agreement, one-half of each of the first tranche subscription proceeds and the second tranche subscription proceeds, and all of the third tranche subscription proceeds, are required to be segregated from the Company's regular cash in order to fund a strategic investment pool (the "Jupiter Pool") that is designed to expand the Company's geographic footprint and capitalize on emerging growth opportunities. In accordance with the requirement of the Subscription Agreement, one-half of the first and second tranche gross proceeds of $83,102 was segregated from the Company's regular cash and was classified as restricted cash on the consolidated statements of financial position.

In connection with the closing of the first tranche, the Company and BAT also entered the Amended IRA, pursuant to which BAT is eligible to appoint up to 30% of the Board of Directors. Furthermore, the Amended IRA extends the period within which BAT is eligible to exercise certain Top-Up Rights to 12 months after the closing date of the final tranche of the Follow-on BAT Investment.

Unit offering
On April 2, 2024, the Company closed the Offering for gross proceeds of $28.8 million. The Company sold 8,901,000 Units at a price of $3.23 per Unit, which included 1,161,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option. Each Unit is comprised of one Common Share of the Company and one-half of one Warrant. Each Warrant is exercisable to acquire one Warrant Share for a period of four years following the closing date of the Offering at an exercise price of $3.65 per Warrant Share, subject to adjustment in certain events. As described in Note 12, $7,798 of the gross proceeds was allocated to derivative liabilities with the residual, $20,953, which represents the value allocated to the Common Shares, being recorded in share capital. Share issuance costs were $2,464 which included a 4.7% cash commission of $1,366 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the Offering. Of the total, $668 of the share issuance costs were allocated to the derivative liabilities and expensed in the consolidated statements of operations and comprehensive loss and the balance of $1,796 was allocated to the Common Shares recorded in share capital.

Exercise of stock options
During the year ended September 30, 2025, 2,500 (September 30, 2024 – 3,942) share options were exercised at an average exercise price of $1.60 (September 30, 2024 - $1.49) for cash proceeds of $4 (September 30, 2024 - $39) and an increase of $11 (September 30, 2024 - $11) to share capital and a decrease to equity reserves of $7 (September 30, 2024 - $5).
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    31

Exercise of RSUs
During the year ended September 30, 2025, 1,063,473 (September 30, 2024 – 1,193,789) RSUs were exercised for an increase of $3,841 (September 30, 2024 - $3,430) to share capital and a decrease to equity reserves of $3,841 (September 30, 2024 - $3,430).

Exercise of PSUs
During the year ended September 30, 2025, 13,167 (September 30, 2024 – 2,216) PSUs were exercised for an increase of $152 (September 30, 2024 - $22) to share capital and a decrease to equity reserves of $152 (September 30, 2024 - $22).

Exercise of warrants
During the year ended September 30, 2025, nil (September 30, 2024- nil) warrants were exercised.

iv.    Share-based compensation
During the year ended September 30, 2025, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $4,217 (September 30, 2024 – $7,182).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the year ended September 30, 2025:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - September 30, 2024	2,691,336	$9.89
Exercised	(2,500)	$1.60
Expired	(387,162)	$9.06
Balance - September 30, 2025	2,301,674	$10.03

The following is a summary of the outstanding stock options as at September 30, 2025:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$1.20 - $3.00	61,828	3.6	61,828
$3.01 - $5.00	212,087	6.5	212,087
$5.01 - $10.00	1,234,667	6.5	1,234,667
$10.01 - $20.00	598,542	3.9	598,542
$20.01 - $30.00	90,800	3.1	90,800
$30.01 - $45.08	103,750	3.6	103,750
	2,301,674	5.5	2,301,674

Total share-based compensation expenses, including those related to production employees that are charged to biological assets and inventory for the year ended September 30, 2025 were $23 (September 30, 2024 – $974) related to the Company’s stock option plan. The fair value of options granted during the year ended September 30, 2025 was $nil (September 30, 2024 - $123). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which is typically a three-year term with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.

Equity Incentive Plan
During the year ended September 30, 2025, the Company has granted both RSUs and PSUs under the 2020 New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on the market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2 Share-based Payment.

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - September 30, 2024	2,973,643
Granted	1,327,676
Exercised	(1,063,473)
Cancelled / Forfeited	(241,052)
Balance - September 30, 2025	2,996,794

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    32

The estimated fair value of the equity settled RSUs granted during the year ended September 30, 2025 was $3,177 (September 30, 2024 - $6,869), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants. For the year ended September 30, 2025, $3,106 (September 30, 2024 - $5,676) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - September 30, 2024	1,117,218
Granted	797,461
Exercised	(13,167)
Cancelled / Forfeited	(223,750)
Balance - September 30, 2025	1,677,762

The estimated fair value of the equity settled PSUs granted during the year ended September 30, 2025 was $1,947 (September 30, 2024 - $846), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is three years for most grants. For the year ended September 30, 2025, $1,088 (September 30, 2024 - $532) has been recognized as share-based compensation expense.

v.    Loss per share
Basic and diluted loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the year.

The weighted average number of Common Shares, used in the calculation of basic loss per share for the year ended September 30, 2025 was 127,674,167 (September 30, 2024 - 95,293,899).

The outstanding number and types of potential ordinary shares that could dilute basic EPS in the future, but were excluded from the calculation of diluted EPS because their effect was anti-dilutive, include stock options, warrants, RSUs, PSUs, and convertible Preferred Shares.

15.    OTHER CURRENT AND LONG-TERM LIABILITIES
The carrying value of other current and long-term liabilities as at September 30, 2025 and September 30, 2024 consists of:

	SEPTEMBER 30, 2025		SEPTEMBER 30, 2024
	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Lease liabilities	$979	$7,748	$1,026	$3,344
Contingent consideration (Note 26)	6,719	$5,015	—	—
Deferred consideration (Note 26)	357	$—	—	—
Long-term debt	25	—	60	25
	$8,080	$12,763	$1,086	$3,369

The Company records its leases in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and corresponding lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 8) with current and long-term portion of lease liabilities recorded under other liabilities.

The changes in the carrying value of current and long-term lease liabilities are as follows:

SEPTEMBER 30, 2025
Balance, September 30, 2024	$4,370
Acquisitions through business combinations (Note 26)	5,681
Lease payments	(1,878)
Interest expense on lease liabilities	554
Balance, September 30, 2025	8,727
Current portion (included in other liabilities)	(979)
Long-term portion	$7,748

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    33

The undiscounted contractual payments relating to the current and future lease liabilities is:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Less than 1 year	$1,584	$1,266
1 to 2 years	1,557	691
2 to 3 years	1,602	648
3 to 4 years	1,581	661
4 to 5 years	1,358	618
Thereafter	3,616	1,531
Total	$11,298	$5,415

16.    INVESTMENTS IN ASSOCIATES
a.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate amount of $10,000. The first tranche ("Tranche 1") was issued on September 12, 2018, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below).

Hyasynth is a privately held biotechnology company based in Montreal, Quebec, specializing in cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 49.9% based on the cumulative investment from Tranche 1, Tranche 2 and Tranche 3.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a cannabidol ("CBD") supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.

On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 (plus transaction costs of $124) to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis.

In addition to the ownership interest, the Company also considered various qualitative factors to conclude that significant influence exists, including representation on Hyasynth’s board of directors. Based on this assessment, the Company concluded that the equity method of accounting is appropriate. The Company has appointed two directors to the board of Hyasynth.

Following the original maturity date of the debentures, the Company entered into two amendments which amended the maturity date initially to March 15, 2024 and then, subsequently to June 30, 2025. On the amended maturity date, the Company has the right to give Hyasynth 30 days prior written notice to convert the debentures to common equity or demand repayment of the outstanding balance of the debentures. As at September 30, 2024, the Company's potential ownership interest was reduced to 48.3% on a fully diluted basis.

As at September 30, 2024, the Company determined that there are indicators of impairment related to its investment in Hyasynth. The Company determined the recoverable amount to be approximately $nil. An impairment loss of $4,773 was recognized in the consolidated statement of operations and comprehensive loss for the year ended September 30, 2024. Following this, no further share of profit or loss has been recognized. As at September 30, 2025, the carrying amount of the investment is $nil.
17.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    34

Management and Board compensation
For the year ended September 30, 2025 and the year ended September 30, 2024, the Company’s expenses included the following management and Board of Directors compensation:

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Salaries, bonus and consulting fees	$5,616	$7,155
Share-based compensation	2,698	4,620
Total key management compensation	$8,314	$11,775

During the year ended September 30, 2025, nil stock options (September 30, 2024 – 62,000) were granted to key management personnel with an aggregate fair value of $nil (September 30, 2024 – $123). In addition, during the year ended September 30, 2025, 404,905 RSUs (September 30, 2024 – 2,175,879), were granted to key management personnel with an aggregate fair value of $1,538 (September 30, 2024 – $4,373). For the year ended September 30, 2025, 404,905 PSUs, (September 30, 2024 – 678,717) were issued to key management personnel with an aggregate fair value of $457 (September 30, 2024 – $543).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the year ended September 30, 2025, under the PDC Agreement between the Company and BAT, BAT incurred $2,965 (September 30, 2024 – $3,708) of direct expenses and the Company incurred $5,421 (September 30, 2024 – $9,623) of direct expenses and capital expenditures of $9 (September 30, 2024 – $96) related to the Center of Excellence ("CoE"). The Company recorded, in the year ended September 30, 2025, $4,193 (September 30, 2024 – $6,666) of these expenditures within research and development expense in the consolidated statement of operations and comprehensive loss. For the year ended September 30, 2025, the Company recorded $5 (September 30, 2024 – $49) of capital expenditures which are included in the consolidated statement of financial position.

During the year ended September 30, 2025, BAT exercised nil (September 30, 2024 – $nil) Top-up Rights. As at September 30, 2025, there is a balance receivable from BAT of $701 (September 30, 2024 – $3,169).

In November 2023, the Company entered into a subscription agreement with BAT in relation to the Follow-on BAT Investment. Refer to Note 14 (iii) for further information.

18.     CAPITAL MANAGEMENT
The Company's capital consists of long-term debt (including current portion), derivative liabilities, preferred shares, share capital, equity reserves, accumulated other comprehensive income (loss), and accumulated deficit, which as at September 30, 2025 is $452,146 (September 30, 2024 - $356,333). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of fair value changes recorded on the Company’s investment in WHC.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There were no changes to the Company's approach to capital management during the year.

19.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    35

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, accounts and other receivables, accounts payable and accrued liabilities and restricted cash approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $25 (September 30, 2024 – $85), which is its carrying value.

The fair value of the investment in WHC is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (Level 2 and Level 3).

The fair value of the convertible promissory note issued to OBX was determined using the binomial lattice model. The key assumptions used in the model are OBX stock price, dividend yield, expected future volatility of OBX stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of the secured convertible loan advanced to Phylos was determined using the binomial lattice model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $1 million was based on certain assumptions, including the probability of Phylos meeting certain required milestones.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization and WACC.

The fair value of the Convertible Note advanced to Sanity Group was determined using the binomial lattice model. The key assumptions used in the Model for are Sanity Group stock price, dividend yield, expected future volatility of Sanity Group stock, credit risk-adjusted discounting rate, risk-free rate, and probability and timing of certain qualified and non-qualified events. The credit risk-adjusted discounting rate and the expected equity volatility are based on unobservable inputs and are categorized as Level 3 in the fair value hierarchy.

The fair value of equity interest in the Sanity Group was determined using the option pricing model wherein the current value of the Sanity Group was allocated to the various types of shares based on their rights and preferences. The current value of the Sanity Group was determined using the backsolve approach which benchmarks the original issue price of the Sanity Group's latest funding transaction.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares. If the expected future volatility in the Common Share price of the Company increased by 10%, the estimated fair value of the derivative warrant liability and net loss would increase by $456, or if it decreased by 10%, the estimated fair value of the derivative warrant liability and net loss would decrease by $508.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares. A sensitivity analysis for changes in key inputs was not presented as it was deemed that the impact of reasonable changes in key inputs would not be significant.

The fair value of the contractual commitment to issue Preferred Shares in the future is based on Level 1, Level 2 and Level 3 inputs and is determined based on estimated fair value of the Preferred Shares and the present value of the share price agreed with BAT. The fair value of the Preferred Shares was estimated using certain assumptions, including tenure of BAT's common shares and potential shareholding meeting 30% and 49% thresholds, respectively, market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    36

The fair value of Preferred Shares is based on Level 1, Level 2 and Level 3 inputs and is determined based on market price and volatility of the Company's Common Shares, risk free rate and discount for lack of marketability.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

For the year ended September 30, 2025 and September 30, 2024, the Company recorded the following fair value changes related to its financial instruments:

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Investment in Phylos	$(3,174)	$(3,227)
Investment in OBX	(374)	(164)
Investment in Sanity Group (convertible loan)	(4,399)	(2,253)
Investment in Sanity Group (common shares)	(1)	(247)
Top-up Rights	22,483	6,208
Commitment to fund third tranche of Phylos convertible loan	(357)	762
Commitment to issue Preferred Shares	(6,937)	7,189
Warrants	(2,266)	(26)
Preferred shares	22,530	(524)
	$27,505	$7,718

Additionally, for the year ended September 30, 2025, the Company also fair valued its investment in WHC and recognized an increase in fair value of $666 (September 30, 2024 – $96) in the consolidated statements of operations and comprehensive loss within other comprehensive income.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted cash and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance, except potentially from outstanding receivable from one of our international customers. For certain trade and other receivables, management also obtains insurance, guarantees or general security agreements, where applicable. The maximum exposure to credit risk of cash, short-term investments, restricted cash, other financial assets and accounts and other receivables on the consolidated statements of financial position as at September 30, 2025 approximates $198,827 (September 30, 2024 - $211,306).

As of September 30, 2025 and September 30, 2024, the Company’s aging of trade receivables was as follows:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
0-90 days	$56,442	$32,349
More than 90 days	12,846	5,502
Gross trade receivables	$69,288	$37,851
Less: Expected credit losses and reserve for product returns and price adjustments	(5,703)	(5,196)
	$63,585	$32,655

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2025, the Company had $28,200 (September 30, 2024 – $106,745) of cash and working capital of $158,738 (September 30, 2024 - $208,897). Further, the Company may access equity capital through the capital markets and may also obtain debt financing, if required.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    37

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2025:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$89,247	$89,247	$89,247	$—	$—	$—
Long-term debt	25	25	25	—	—	—
Lease obligations	8,727	11,298	1,584	3,159	2,939	3,616
	$97,999	$100,570	$90,856	$3,159	$2,939	$3,616

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $266 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with a floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

20.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Revenue for the year ended September 30, 2025 and September 30, 2024 is disaggregated as follows:

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Recreational revenue (Canadian)	$364,790	$230,387
Direct to patient medical and medical wholesale revenue (Canadian)	2,400	1,732
International wholesale	26,336	9,651
Wholesale to licensed producers (Canadian)	9,356	5,310
Other revenue	142	97
Gross revenue	$403,024	$247,177
Excise taxes	(143,841)	(87,336)
Net revenue	$259,183	$159,841

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the year ended September 30, 2025, the Company had four customers (September 30, 2024 – four customers), that individually represented more than 10% of the Company’s net revenue.

21.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the year, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the year ended September 30, 2025, the Company recorded provisions in relation to excess and unsalable inventories and biological assets as well as adjustments to net realizable value totaling $4,218 (September 30, 2024 - $5,483), which are detailed in Note 7.

22.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    38

estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

23.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Office and general	$18,196	$18,194
Wages and benefits	22,912	15,414
Professional fees	9,208	6,287
Depreciation and amortization	7,695	3,851
Travel and accommodation	668	628
Utilities	820	581
Total general and administrative expenses	$59,499	$44,955

During the year ended September 30, 2025, the Company recognized a provision for expected credit losses of $274 (September 30, 2024 - $4,222) included in the office and general category above.

24.    INCOME TAXES
Components of income tax recovery are as follows:

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Current tax
Current expense	$—	$—
	$—	$—
Deferred tax
Origination and reversal of temporary differences	$(9,251)	(7,564)
Change in tax rate and rate differences	281	512
Change in unrecognized temporary differences	(4,800)	4,666
Prior year adjustments	—	2,386
	$(13,770)	$—
Total income tax recovery	$(13,770)	$—

A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below:

	YEAR ENDED
	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Loss before income taxes	$(38,529)	$(45,440)
Statutory income tax rate	29.0%	29.0%
Tax calculated at statutory rate	(11,173)	(13,178)
Non-deductible (non-taxable) items	1,922	5,614
Change in unrecognized temporary differences	(4,800)	4,666
Tax rate differences and tax rate changes	281	512
Prior year tax adjustments	—	2,386
Income tax recovery	$(13,770)	$—

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    39

Recognized deferred tax assets and liabilities consist of the following:

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Deferred tax assets are attributable to the following:
Non-capital losses	$24,340	$10,485
Lease liabilities	2,302	985
Deferred tax assets	26,642	11,470
Set-off of tax	(26,642)	(11,470)
Net deferred tax asset	$—	$—

Deferred tax liabilities are attributable to the following:
Property, plant and equipment	$(30)	$(375)
Intangible assets	(9,752)	(1,773)
Biological assets	(3,380)	(2,499)
Inventories	(7,450)	(5,859)
Right-of-use assets	(2,293)	(927)
Net investment in sublease	—	(13)
Other	(3,737)	(24)
Deferred tax liabilities	(26,642)	(11,470)
Set-off of tax	26,642	11,470
Net deferred tax liability	$—	$—

The changes in temporary differences during the year ended and year ended September 30, 2025 and September 30, 2024, respectively, were as follows:

	NET BALANCE AT SEPTEMBER 30, 2024	RECOGNIZED IN PROFIT OR LOSS	ACQUIRED IN A BUSINESS COMBINATION	NET BALANCE AT SEPTEMBER 30, 2025
Non-capital losses	$10,485	$11,058	$2,797	$24,340
Property, plant and equipment	(1,302)	3,418	(4,440)	(2,324)
Intangible assets	(1,773)	4,963	(12,942)	(9,752)
Biological assets	(2,499)	(882)	—	(3,381)
Inventories	(5,859)	(631)	(958)	(7,448)
Lease liabilities	985	(188)	1,505	2,302
Net investment in sublease	(13)	13	—	—
Other	(24)	(3,981)	268	(3,737)
Net tax (liabilities) assets	$—	$13,770	$(13,770)	$—

	NET BALANCE AT SEPTEMBER 30, 2023	RECOGNIZED IN PROFIT OR LOSS	NET BALANCE AT SEPTEMBER 30, 2024
Non-capital losses	$12,136	$(1,651)	$10,485
Property, plant and equipment	(1,557)	255	(1,302)
Intangibles	(2,117)	344	(1,773)
Biological assets	(2,832)	333	(2,499)
Inventories	(6,328)	469	(5,859)
Lease liabilities	1,041	(56)	985
Net investment in sublease	(316)	303	(13)
Other	(27)	3	(24)
Net tax liabilities	$—	$—	$—

As at September 30, 2025, the Company has $445,728 (September 30, 2024 - $397,826) non-capital loss carryforwards available to offset future taxable income in Canada, which begin to expire in 2035.

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    40

	SEPTEMBER 30, 2025	SEPTEMBER 30, 2024
Deductible temporary differences	$92,055	$93,950
Tax losses	363,803	362,311
	$455,858	$456,261

25.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into the PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s Moncton Campus, in respect of which Organigram Inc. holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the investment proceeds were reserved as restricted cash in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted cash to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted cash as at September 30, 2025 is $6,445 (September 30, 2024 - $8,175).

The CoE is accounted for as a joint operation, with the Company and BAT each paying 50% of the costs incurred by the CoE. The Company recognized its share of the expenses incurred by the CoE in the consolidated statements of operations and comprehensive loss under Research and development. For the year ended September 30, 2025, $4,193 (September 30, 2024 - $6,666) of expenses have been recorded in the statements of operations and comprehensive loss.

26.    ACQUISITION OF SUBSIDIARIES
i.Acquisition of Motif
On December 6, 2024, the Company acquired 100% of the issued and outstanding shares of Motif, a Canadian leader in the vape and infused pre-roll categories backed by a portfolio of strong owned brands, for upfront consideration of $90 million. This included $50 million in cash and $40 million of the Company's common shares priced based on the 30-day trading volume-weighted average price ("VWAP") of $2.3210. In addition, Motif's former shareholders are entitled to receive an additional contingent consideration of $10 million payable in the Company's common shares, conditional on the Company achieving a price per share exceeding $3.2203 per share, based on the rolling 30-trading day VWAP on the TSX, within 12 months of the date of the transaction.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Motif are inputs (production equipment, manufacturing facility and a sales license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Equity instruments issued
The fair value of the 17,233,950 Common Shares issued was $39,121, based on the TSX-listed share price of $2.27 per share of the Company at the closing on December 5, 2024. The number of Common Shares issued was determined by dividing the total share consideration of $40 million, as per the share purchase agreement, by the 5-day volume-weighted average TSX-listed share price of $2.3210 preceding the closing date.

Acquisition costs
The Company incurred $3,849 in acquisition-related costs for legal fees and due diligence. Of this amount, $3,778 was recorded in the statement of operations and comprehensive loss, while $71 was capitalized as share issuance costs.

Assets acquired and liabilities assumed
The following table summarizes management's recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$21,618
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    41

Cash	5,055
Inventories	24,474
Property, plant and equipment	19,864
Right-of-use assets	5,744
Intangible assets	34,330
Prepaid expenses and deposits	1,338
Total assets	$112,423

Liabilities
Accounts payable and accrued liabilities	27,708
Lease liability	5,681
Other liabilities	12,056
Loan payable	236
Deferred income taxes	9,837
Total liabilities	$55,518
Total identifiable net assets at fair value	$56,905

Consideration transferred
Cash consideration	$52,171
Equity instruments (7,562,447 Common Shares)	39,121
Contingent consideration	4,472
Settlement of pre-acquisition relationship	(89)
Working capital adjustment	(541)
$95,134

Goodwill arising on acquisition	$38,229

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

Contingent Consideration
As at September 30, 2025, the Company revalued the contingent consideration to an estimated fair value of $2,919. During the year ended September 30, 2025, a decrease in fair valuation of $1,553 was recognized in the consolidated statements of operations and comprehensive loss.

On April 1, 2025, Motif amalgamated with Organigram Inc. and continued as a single corporation under the name "Organigram Inc.". Prior to the amalgamation, Motif contributed $50,343 in gross revenue and $135 in net income to the consolidated results. If the acquisition had occurred on October 1, 2024, management estimates consolidated gross revenue for the twelve months ended September 30, 2025 would have been approximately $434,124, and consolidated net loss would have been approximately $38,275.

ii.Acquisition of CPL
On March 31, 2025, the Company acquired 100% of the issued and outstanding shares of CPL, a Canadian company operating in the THC and hemp-derived THC beverage categories, supported by a portfolio of strong owned brands, for upfront consideration of $6 million ("Original Consideration"). CPL's former shareholders (the "Seller") are also entitled to receive up to $24 million in contingent consideration, subject to achievement of certain milestone and earnout targets.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of CPL are inputs (formulations), distributor relationships and an organized workforce. The Company has determined that the acquired inputs and processes collectively represent a substantive integrated set that is capable of generating revenue. As such, the Company has concluded that the acquired set meets the definition of a business under IFRS 3.

Acquisition costs
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    42

The Company incurred $172 in acquisition-related costs for legal fees and due diligence. This amount was recorded in the consolidated statements of operations and comprehensive loss.

Assets acquired and liabilities assumed
Because the transaction was closed on the last day of the reporting period, the Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts and other receivable	$1,258
Cash	118
Inventories	1,134
Intangible assets	12,126
Prepaid expenses and deposits	13
Total assets	$14,649

Liabilities
Accounts payable and accrued liabilities	$1,097
Deferred income taxes	3,933
Total liabilities	$5,030

Total identifiable net assets at fair value	$9,619

Consideration transferred
Cash consideration	$4,893
Contingent consideration	17,090
Deferred consideration	1,307
Working capital adjustment	624
$23,914

Goodwill arising on acquisition	$14,295

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

Contingent Consideration
The acquisition of CPL includes the following milestone and earnout payments (collectively called "Contingent Consideration"):

Milestone Payments
a.If, on or before June 30, 2025, CPL achieves cumulative sales of at least US$0.5 million from its U.S. hemp-derived beverage business, the Company shall, within 30 days of the delivery of the achievement of such milestone, pay the Seller a milestone payment ("First Milestone") in the amount of $2 million by wire transfer of immediately available funds to an account designated by the Seller. CPL did not achieve the specified cumulative sales target by the required date, and therefore no milestone payment was incurred; and

b.If, on or before September 30, 2025, CPL achieves cumulative sales of at least US$1 million from its U.S. hemp-derived beverage business, the Company shall, within 30 days of the delivery of the achievement of such milestone, pay the Seller a milestone payment ("Second Milestone") in the amount of $2 million by wire transfer of immediately available funds to an account designated by the Seller. CPL did not achieve the specified cumulative sales target by the required date, and therefore no milestone payment was incurred.

Earnout Payments

a.The first eligible earnout payment (“First Earnout”), if applicable, shall be paid by the end of calendar year 2025 based on 2.5 times the trailing twelve months' net revenue to September 30, 2025, of CPL, less any consideration paid to
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    43

date, including the Original Consideration, First Milestone and Second Milestone. The First Earnout, if applicable, is to be paid 50% in cash and 50% in the Company's Common Shares priced at the five-day TSX VWAP the day prior to settlement. As at September 30, 2025, the Company expects to pay approximately $3.8 million for the First Earnout and this amount is included in the other current liabilities; and

b.The second eligible earnout payment (“Second Earnout”), if applicable, shall be paid by the end of calendar 2026 based on 2.5 times the trailing twelve months' net revenue to September 30, 2026, of CPL, less any consideration paid to date, including the Original Consideration, First Milestone, Second Milestone and the First Earnout. The Second Earnout, if applicable, is to be paid 50% in cash and 50% in the Company's Common Shares priced at the five-day TSX VWAP the day prior to settlement.

As at the acquisition date, the fair value of the Contingent Consideration was estimated to be $17,090. As at September 30, 2025, the Contingent Consideration was adjusted to $8,815. During the year ended September 30, 2025, the Company recognized a decrease in fair valuation of $8,190 in the consolidated statements of operations and comprehensive loss. Of the total contingent consideration, $6,925 is included in the other current liabilities and the remaining amount is included in other long term liabilities.

27.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

28. COMPARATIVE FIGURES
Certain reclassifications have been made to the prior periods comparative figures to enhance comparability with the current period financial statements, none of the reclassifications result in a change to net loss or shareholders' equity.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEAR ENDED SEPTEMBER 30, 2025 AND 2024    44

ORGANIGRAM
GLOBAL

organigram.ca /// @organigram_global